Exhibit 99.6

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

IMPERIAL TOBACCO GROUP PLC

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ☒

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ☐

An event changing the breakdown of voting rights: ☐

Other (please specify) : ☐

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) :

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

12 December 2007

6. Date on which issuer notified:

18 December 2007

7. Threshold(s) that is/are crossed or reached:

From 4% to 5% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if	Situation previous to the Triggering transaction
possible using the ISIN CODE	Number of shares	Number of voting Rights

0454492	31,383,309	31,383,309
Ord GBP 0.10

Resulting situation after the triggering transaction

Class/type of shares if	Number of shares	Number of voting rights		% of voting rights
possible using the ISIN CODE	Direct	Direct	Indirect	Direct	Indirect
0454492	34,199,069	34,199,069		5.04
Ord GBP 0.10

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B) Number of voting rights	% of voting rights

34,199,069	5.04

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Legal & General Group Plc (Direct and Indirect) (Group) (37,057,515 – 5.46% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (37,057,515 – 5.46% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (37,057,515 – 5.46% = Total Position)

Legal & General Group Plc (Direct) (L&G) (34,199,069 – 5.04% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (26,095,709 – 3.85% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (26,095,709 – 3.85% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 677,483,921.

Please note this notifcation has been delayed due to the large number of disclosures required following a substantial amount of new business, which came to Legal & General Group PLc in the form of an in-specie transfer.

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 3124 3851